Krishna P. Singh Technology Campus, 1 Holtec Blvd., Camden, NJ 08104
Telephone (856) 797-0900 Fax (856) 797-0909

September 25, 2026

VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Ameen Hamady	Catherine De Lorenzo
	Wilson Lee	Pam Howell

Re:	Holtec Nuclear Corporation

Request for Withdrawal of Registration Statement on Form S-1

File No. 333-297395

Ladies and Gentlemen:

On July 10, 2026, Holtec Nuclear Corporation (the “Company”) initially filed the Registration Statement on Form S-1 (File No. 333-297395) (together with the exhibits and amendments thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof. The Company is seeking withdrawal of the Registration Statement because it no longer wishes to conduct a public offering of securities at this time. The Registration Statement has not been declared effective by the Commission, and no securities have been issued or sold under the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

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Krishna P. Singh Technology Campus, 1 Holtec Blvd., Camden, NJ 08104
Telephone (856) 797-0900 Fax (856) 797-0909

If you have any questions, please contact our counsel, Gibson, Dunn & Crutcher LLP, by calling Hillary H. Holmes at (346) 718-6602 or Harrison Tucker at (346) 718-6643.

Sincerely,

HOLTEC NUCLEAR CORPORATION

By:	/s/ Dr. Krishna P. Singh
Name: Dr. Krishna P. Singh
Title: Chief Executive Officer

cc:	Hillary H. Holmes, Gibson, Dunn & Crutcher LLP

Harrison Tucker, Gibson, Dunn & Crutcher LLP

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